

Mail Stop 4546

April 21, 2017

Joseph W. Ramelli
Chief Executive Officer
Marina Biotech, Inc.
17870 Castleton Street, Suite 250
City of Industry, CA 91748

> **Re:** **Marina Biotech, Inc.**
> **Preliminary Proxy Statement on Schedule14A**
> **Filed April 11, 2017**
> **File No. 000-13789**

Dear Mr. Ramelli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:    Michael T. Campoli
       Pryor Cashman LLP